Contact

www.linkedin.com/in/edingels
(LinkedIn)

Top Skills

Amazon Web Services (AWS)
Microsoft Technologies
Agile Methodologies

Edward Dingels

Chief Operating Officer
Germantown, Maryland, United States

Summary

I am a leader in information technology with over 10 years of experience. I am able to form a bridge between the business and technology to deliver value. My greatest strengths are: architectural design, team leadership, and delivering solutions.

Experience

WeatherFlow-Tempest, Inc.
President & COO
September 2023 - Present (2 years 4 months)

GroundTruth
6 years 7 months

Chief Technology Officer
January 2022 - May 2023 (1 year 5 months)

Chief Operating Officer
October 2020 - January 2022 (1 year 4 months)

General Manager - WeatherBug
January 2019 - October 2020 (1 year 10 months)

SVP Engineering - WeatherBug
July 2018 - January 2019 (7 months)

VP Engineering
November 2016 - June 2018 (1 year 8 months)

IAB Tech Lab
Board Member
September 2021 - May 2023 (1 year 9 months)

Holder of GroundTruth's board seat on the IAB Tech Lab's Board of Directors.

Earth Networks

3 years 11 months

Sr. Director Engineering
July 2016 - November 2016 (5 months)

Director of Architecture
July 2015 - July 2016 (1 year 1 month)

Architect
January 2013 - July 2015 (2 years 7 months)

Education

University of Maryland College Park
Bachelor’s Degree, Computer Science · (2001 - 2006)

University of Maryland University College
Master of Business Administration - MBA · (2017 - 2018)

University of Maryland University College
Master's degree, Computer Software Engineering · (2015 - 2017)

University of Maryland College Park
Bachelor’s Degree, Philosophy · (2001 - 2006)